[redacted]

09042507

AB
10/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 067049

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC
Mail Processing
Section
SEP 25 2009
Washington, DC
122

REPORT FOR THE PERIOD BEGINNING 08/01/2008 AND ENDING 07/31/2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PRIVATE EQUITY SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
19100 VON KARMAN AVE, SUITE 255
(No. and Street)

IRVINE, CA 92612
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RON HOWELL 949-752-5020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROWLAND, GERARD R
(Name – *if individual, state last, first, middle name*)

2192 DUPONT DRIVE, SUITE 208, IRVINE CALIFORNIA 92612
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
10/08

OATH OR AFFIRMATION

I, RON HOWELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRIVATE EQUITY SECURITIES, INC, as of JULY 31, 2009, ~~19~~____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

A. E. EID
COMM. #1683697
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
COMM. EXPIRES AUG. 20, 2010

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Private Equity Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended July 31, 2009

CONTENTS

	Page
Independent Auditor's Report	3
Financial Statements:	
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Stockholders' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-10
Additional Information:	
Computation of Net Capital Pursuant to Rule 15c3-1	11
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	12
Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3	13
Reconciliation of Net Capital Under Rule 15c3-3	14
Report on Internal Accounting Control	15-16

Gerard R. Rowland, CPA

2192 Dupont Drive, Suite 208, Irvine, CA 92612 Tel: (949)752-1040 - Fax: (949)851-1242

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Private Equity Securities, Inc.

I have audited the accompanying statement of financial condition of Private Equity Securities, Inc. as of July 31, 2009 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position or Private Equity Securities, Inc. as of July 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, there is a significant contingency which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11-16 are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Irvine, CA
September 18, 2009

Private Equity Securities, Inc.
Statement of Financial Condition
July 31, 2009

ASSETS	
Cash in bank	$ 11,536
Deposit - Clearing agent	25,024
Receivable - Clearing agent	109,513
Property and equipment, net	8,903
Total assets	$ 154,976
LIABILITES AND STOCKHOLDERS' EQUITY	
Liabilites	
Accounts payable and accrued expenses	$ 4,500
Income tax payable	9,404
Deferred tax liability	3,828
Total liabilites	17,732
Stockholders' equity	
Common stock, no par value; 50,000,000 share authorized, and 25,500,000 shares issued and outstanding	20,000
Additional paid in capital	46,508
Retained earnings	70,736
Total stockholders' equity	137,244
Total liabilities and stockholders' equity	$ 154,976

The accompanying notes are an integral part of these financial statements.

Private Equity Securities, Inc.
Statement of Income
For the Year Ended July 31, 2009

Revenues:		
Commissions		$ 543,539
Interest and dividends		34
Other income		3,596
Total revenues		547,169
Expenses:		
Commission expense	$ 300,097	
Legal fees	20,314	
Occupancy costs	41,929	
Office expenses	17,128	
Travel, meals and entertainment	24,803	
Professional fees	12,699	
Regulatory and licensing	22,211	
Salary expense	48,724	
Telephone and internet expense	7,969	
Depreciation	5,304	
Other expenses	2,478	
Total expenses		$ 503,656
Income before taxes		43,513
Income taxes:		
Current	9,404	
Deferred	8,969	
Total income taxes		18,373
Net income		$ 25,140

The accompanying notes are an integral part of these financial statements.

Private Equity Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended July 31, 2009

	Common Stock	Additional Pad-in Capital	Retained Earnings	Total
Balance at July 31, 2008	$ 20,000	$ 46,508	$ 45,596	$ 112,104
Additional paid-in capital	-	-	-	-
Net income for the year ended July 31, 2009	-	-	25,140	25,140
Balance at July 31, 2009	$ 20,000	$ 46,508	$ 70,736	$ 137,244

The accompanying notes are an integral part of these financial statements.

Private Equity Securities, Inc.
Statement of Cash Flows
For the Year Ended July 31, 2009

Cash flows from operating aticvities:		
Net income		$ 25,140
Adjustments to reconcile net income to		
net cash provided from operating activities:		
Depreciation	5,304	
Deferred income taxes	5,108	
Increase in clearing deposits	613	
Increase in receivables - clearing agent	(45,444)	
Decrease in prepaid expenses	3,420	
Increase in income tax receivable	1,671	
Increase in payables and accrued expenses	(23,914)	
Increase in income tax payable	9,404	
Total adjustments		$ (43,838)
Net cash flows used for operating activities		$ (18,698)
Net decrease in cash		(18,698)
Cash at beginning of year		30,234
Cash at end of year		$ 11,536
SUPPLEMENTAL CASH DISCLOSURE		
Cash paid during the year for interest		$ 62
Cash paid during the year for taxes		$ 2,417

The accompanying notes are an integral part of these financial statements.

Private Equity Securities, Inc.
Notes to Financial Statements
July 31, 2009

1: GENERAL AND SUMARY OF SIGNIIFICANT ACCOCNTING POLICIES

Nature of business

Private Equity' Securities, Inc, ("the Company") was incorporated in California on July 20, 2005. The Company is a fully' disclosed broker/dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Nationa l Association of Securities Dealers ("NASD"), and the Securities Investors Protection Corporation ("SIPC").

The Company engages in the business to sell corporate debt securities, corporate securities, over-the-counter, U.S. government securities, and municipal securities. The Company can also serve as a non-exchange member arranging for transactions in listed securities by exchange members, be a put and call dealer, and sell private placements in securities on the best effort basis only. The company does not hold customer funds or securities and conducts business on a fully disclosed basis.

Summary of Significant Accounting Policies

Method of Accounting
The Company maintains its books and records on the accrual basis of accounting. Security transactions are and related commissions are recorded on the trade-date basis.

Use of Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

SIPC
The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Marketable Securities
The Company's securities investments, which are bought and held principally for the purpose of selling them in the near term, are classified as trading securities. Trading securities are recorded at fair value on the balance sheet with the change in fair value during the period included in earnings.

Income Taxes
Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates. Penalties and interest for late payment of taxes are included in other expenses.

2: PROPERTY AND EQUIPMENT

Furniture and equipment are stated at cost. Depreciation is provided by the straight-line method over estimated useful lives of three to five years. At July 31, 2009, the financial statement memorandum account for fixed assets consisted of the following:

Office Equipment	10,219
Telephone Equipment	5,943
Computer Equipment	4,431
Furniture & Fixtures	2,661
Total	23,254
Accumulated Depreciation	(14,351)
Net book value	$ 8,903

3: INCOME TAXES

The provision for income taxes consists of the following:

	Federal	State	Total
Current	$ 8,604	$ 800	$ 9,404
Deferred	5,215	3,754	8,969
Total	$ 13,819	$ 4,554	$ 18,373

The company has adopted Statement of Financial Standards No. 109 ("SFAS 109"), Accounting for Income Taxes. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future consequences of events recognized in the Company's financial statements in different periods from the tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactment of changes in law or rates.

The company has available approximately $26,328 of unused operating loss carryforwards that may be applied against future taxable income, expiring in 2026 which gives rise to a deferred tax asset of $7,389.

4: CONTINGENCIES

Going concern

The major revenue-producing broker of the firm, Danny E. Landau, who accounts for about 90% of the revenue earned in the year ending July 31, 2009, submitted an Offer of Settlement to the SEC to resolve a pending action against him, which occurred at a former employer. As part of this offer Mr. Landau has agreed to a suspension from associating with any broker or dealer for a period of six months, effective the end of July 2009. Mr. Landau was also assessed monetary penalties which are not the responsibility of the Company.

This could have a material adverse affect on the operations of the Company and result in possible discontinuance of operations. Management has developed contingency plans to continue the operation of the Company in a reduced form.

The Company has taken the position that some of its employees are independent contractors. Although the company has independent contractor agreements in place with all employees, this could lead to liabilities with state and federal taxing authorities.

5: CONCENTRATIONS

Approximately ninety (90) per cent of the Company's revenue was derived from one broker employee.

6: RELATED PARTY TRANSACTIONS

The company paid $20,314 in legal fees to assist Mr. Landau, four percent shareholder and major revenue producer of the Company, with a legal action brought against him by the SEC. (see Note 4). During the year Mr. Landau sold his four percent interest in the company and is no longer associated with the Company.

7: COMMITMENTS AND CONTINGENCIES

The Company leases office space and signed a lease agreement in October 2008 expiring September 2009. The lease is in the name of the Company. The Company signed a new lease agreement commencing in October 2009 and expiring April 2010. The following is a schedule of the annual lease (rent) payments due.

Year Ended July 31	Amount
2010	$ 11,193

8: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance or minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on July 31, 2009, the net capital was $128,341 which was $123,341 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was 0.14 to 1.

Private Equity Securities, Inc.
Computation of Net Capital Requirements Pursuant to Rule 15c3-1
As of July 31, 2009

Total ownership equity		$ 137,244
Less non-allowable assets:		
Property and equipment, net	$ 8,903	
Deferred tax asset	-	(8,903)
Net capital before haircuts		128,341
Haircuts:		
Marketable securities (15%)	-	
Undue concentration (15%, where applicable)	-	-
Net capital		$ 128,341

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (12.5% of aggregate indebtedness)	$ 2,216
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of the above two figures)	$ 5,000
Excess net capital	$ 123,341

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 17,732
Ratio of aggregate indebedness to net capital	.14 to 1

See independent auditor' report

Private Equity Securities, Inc.
Computation for Determination of Reserve
Pursuant to Rule 15c3-3
Requirements As of July 31, 2009

A computation of reserve requirement is not applicable to Private Equity Securities. Inc. as the Company qualifies for exemption under Rule l5c3-3 (k) (2) (ii).

See independent auditor's report.

Private Equity Securities, Inc.
Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of July 31, 2009

Information relating to possession or control requirements is not applicable to Private Equity Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report

Private Equity Securities, Inc.
Reconciliation of Net Capital
July 31, 2009

Net capital as reported in unaudited FOCUS Report, Part IIA	$ 139,964
Adjustments:	
Adjust depreciation	(5,304)
Accrue current year expenses	(4,500)
Adjust tax accounts	(1,819)
Net capital as reported in audited financial statements	$ 128,341

Gerard R. Rowland, CPA
2192 Dupont Drive, Suite 208, Irvine, CA 92612 Tel: (949)752-1040 - Fax: (949)851-1242

REPORT ON INTERNAL ACCOUNTING CONTROLS

Board of Directors
Private Equity Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Private Equity Securities, Inc. (the Company), for the year ended July 31, 2009, I considered its internal control, including control activities for safeguarding securities in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by' rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests or such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3 -3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors or the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration or internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A

material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that we considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at July 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Irvine, California
September 18, 2009

CHAPDELAINE & CO.

REPORT ON
SECURITIES INVESTOR PROTECTION CORPORATION
TRANSITIONAL ASSESSMENT RECONCILIATION

JUNE 30, 2009